Exhibit 99.1

ZHONGCHAO INC.

(incorporated in the Cayman Islands with limited liability)

(NASDAQ: ZCMD)

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the annual general meeting of shareholders (the “Meeting”) of Zhongchao Inc. (the “Company”) will be held on July 28, 2022, at 9:00 p.m., Beijing time, at Nanxi Creative Center, Suite 218, 841 Yan’an Middle Road, Jing’An District, Shanghai, People’s Republic of China, for the following purposes:

(i)	to elect each of the five directors named in this notice to shareholders (the “Proxy Statement”) to hold office until the next annual meeting of shareholders and until his/her respective successor is elected and duly qualified; and

(ii)	to approve the appointment of Marcum Bernstein & Pinchuk LLP, as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2022.

The Board of Directors has fixed the close of business on June 1, 2022 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof. Only holders of ordinary shares of the Company on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

Shareholders may obtain a copy of the proxy materials, including the Company’s 2021 annual report, from the Company’s website at http://izcmd.com or by submitting a request to ir@izcmd.com.

By Order of the Board of Directors,

/s/ Weiguang Yang
Weiguang Yang
Chairman of the Board of Directors

June 14, 2022

ZHONGCHAO INC.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

July 28, 2022

9:00 p.m., Beijing Time

PROXY STATEMENT

The board of directors (the “Board”) of Zhongchao Inc. (the “Company”) is soliciting proxies for the annual general meeting of shareholders (the “Meeting”) of the Company to be held on July 28, 2022, at 9:00 p.m. Beijing time, at Nanxi Creative Center, Suite 218, 841 Yan’an Middle Road, Jing’An District, Shanghai, People’s Republic of China or any adjournment thereof.

Only holders of the ordinary shares of the Company (the “Ordinary Shares”) of record at the close of business on June 1, 2021 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment thereof. The shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporate entity) by its duly authorized representative representing not less than one-third in nominal value of the total issued voting shares in the Company throughout the meeting shall form a quorum.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company. Each holder of the Company’s Class A Ordinary Shares shall be entitled to one vote in respect of each Class A Ordinary Share held by such holder on the Record Date. Each holder of the Company’s Class B Ordinary Shares shall be entitled to fifteen votes in respect of each Class B Ordinary Share held by such holder on the Record Date.

PROPOSALS TO BE VOTED ON

At the Meeting, ordinary resolutions will be proposed as follows:

(i)	to elect each of the five directors named in this notice to shareholders (the “Proxy Statement”) to hold office until the next annual meeting of shareholders and until his/her respective successor is elected and duly qualified; and

(ii)	to approve the appointment of Marcum Bernstein & Pinchuk LLP, as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2022.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” ALL OF THE NOMINEES LISTED IN PROPOSAL NO. 1 AND “FOR” THE PROPOSAL NO.2

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

Shareholders entitled to vote at the Meeting may do so either in person or by proxy. Those shareholders who are unable to attend the Meeting are requested to read, complete, sign, date, and return the attached proxy card in accordance with the instructions set out therein.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to NASDAQ’s Marketplace Rules which permit companies to make available their annual report to shareholders on or through the company’s website, the Company posts its annual reports on the Company’s website. The annual report for the year ended December 31, 2021 (the “2021 Annual Report”) has been filed with the U.S. Securities and Exchange Commission. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders. You may obtain a copy of our 2021 Annual Report to shareholders by visiting the “Annual Results” heading under the “Financial Info” section of the Company’s website at http://izcmd.com. If you want to receive a paper or email copy of the Company’s 2021 Annual Report to shareholders, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the Investor Relations department of the Company, at ir@izcmd.com.

QUESTIONS AND ANSWERS ABOUT THESE PROXY MATERIALS

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

Certain of our Shareholders hold their shares in an account at a brokerage firm, bank or other nominee holder, rather than holding share certificates in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record/Registered Shareholders

If, on the Record Date, your shares were registered directly in your name with our transfer agent, Transhare Corporation, you are a “Shareholder of Record” who may vote at the Meeting, and we are sending these proxy materials directly to you. As the Shareholder of Record, you have the right to direct the voting of your shares by returning the enclosed proxy card to us or to vote in person at the Meeting. Whether or not you plan to attend the Meeting, please complete, date and sign the enclosed proxy card to ensure that your vote is counted.

Beneficial Owner

If, on the Record Date, your shares were held in an account at a brokerage firm or at a bank or other nominee holder, you are considered the beneficial owner of shares held “in street name,” and these proxy materials are being forwarded to you by your broker or nominee who is considered the Shareholder of Record for purposes of voting at the Meeting. As the beneficial owner, you have the right to direct your broker on how to vote your shares and to attend the Meeting. However, since you are not the Shareholder of Record, you may not vote these shares in person at the Meeting unless you receive a valid proxy from your brokerage firm, bank or other nominee holder. To obtain a valid proxy, you must make a special request of your brokerage firm, bank or other nominee holder. If you do not make this request, you can still vote by using the voting instruction card enclosed with this proxy statement; however, you will not be able to vote in person at the Meeting.

How do I vote?

If you were a Shareholder of Record of the Company’s Ordinary Shares on the Record Date, you may vote in person at the Meeting or by submitting a proxy. Each share of Class A Ordinary Shares that you own in your name entitles you to one vote and each share of Class B Ordinary Shares that you own in your name entitles you to fifteen votes, respectively, in each case, on the applicable proposals.

(1) You may submit your proxy by mail. You may submit your proxy by mail by completing, signing and dating your proxy card and returning it in the enclosed, postage-paid and addressed envelope. If we receive your proxy card prior to this Meeting and if you mark your voting instructions on the proxy card, your shares will be voted:

●	as you instruct, and

●	according to the best judgment of the proxies if a proposal comes up for a vote at this Meeting that is not on the proxy card.

We encourage you to examine your proxy card closely to make sure you are voting all of your shares in the Company.

If you return a signed card, but do not provide voting instructions, your shares will be voted:

●	FOR each nominee for director; and

●	FOR the approval of appointment of Marcum Bernstein & Pinchuk LLP, as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2022.

●	According to the best judgment of your proxy if a proposal comes up for a vote at the Meeting that is not on the proxy card.

(2) You may vote in person at the Meeting. We will pass out written ballots to any Shareholder of Record who wants to vote at the Meeting.

If I plan on attending the Meeting, should I return my proxy card?

Yes. Whether or not you plan to attend the Meeting, after carefully reading and considering the information contained in this proxy statement, please complete and sign your proxy card. Then return the proxy card in the pre-addressed, postage-paid envelope provided herewith as soon as possible so your shares may be represented at the Meeting.

May I change my mind after I return my proxy?

Yes. You may revoke your proxy and change your vote at any time before the polls close at this Meeting. You may do this by:

●	sending a written notice to the Secretary of the Company at the Company’s executive offices stating that you would like to revoke your proxy of a particular date;

●	signing another proxy card with a later date and returning it to the Secretary before the polls close at this Meeting; or

●	attending this Meeting and voting in person.

What does it mean if I receive more than one proxy card?

You may have multiple accounts at the transfer agent and/or with brokerage firms. Please sign and return all proxy cards to ensure that all of your shares are voted.

What happens if I do not indicate how to vote my proxy?

Signed and dated proxies received by the Company without an indication of how the Shareholder desires to vote on a proposal will be voted in favor of each director and proposal presented to the Shareholders.

Will my shares be voted if I do not sign and return my proxy card?

If you do not sign and return your proxy card, your shares will not be voted unless you vote in person at this Meeting.

How many votes are required to elect the Director Nominees as directors of the Company?

The election of each nominee for director requires the affirmative vote of a majority of the shares of Ordinary Shares represented in person or by proxy and entitled to vote in the election of directors at the Meeting.

How many votes are required to approve the appointment of Marcum Bernstein & Pinchuk LLP, as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2022?

The proposal to approve the appointment Marcum Bernstein & Pinchuk LLP, as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2022 requires the affirmative vote of a majority of the votes cast at the Meeting by the holders of shares of Ordinary Shares entitled to vote.

Is my vote kept confidential?

Proxies, ballots and voting tabulations identifying Shareholders are kept confidential and will not be disclosed, except as may be necessary to meet legal requirements.

Where do I find the voting results of this Meeting?

We will announce voting results at this Meeting and also file a Current Report on Form 6-K with the Securities and Exchange Commission (the “SEC”) reporting the voting results.

Who can help answer my questions?

You can contact Pei Xu via email ir@izcmd.com by sending a letter to the offices of the Company at Nanxi Creative Center, Suite 218, 841 Yan’an Middle Road, Jing’An District, Shanghai, People’s Republic of China 200040 with any questions about proposals described in this proxy statement or how to execute your vote.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

The nominees listed below (the “Director Nominees”) have been nominated by the Nominating and Corporate Governance Committee and approved by our Board to stand for election as directors of the Company. Unless such authority is withheld, proxies will be voted for the -election of the persons named below, each of whom has been designated as a nominee. If, for any reason not presently known, any person is not available to serve as a director, another person who may be nominated will be voted for in the discretion of the proxies.

Unless you indicate otherwise, shares represented by executed proxies in the form enclosed will be voted for the election of each nominee unless any such nominee shall be unavailable, in which case such shares will be voted for a substitute nominee designated by the Board.

Director Nominees

The Director Nominees recommended by the Board are as follows:

Name	Age	Position
Weiguang Yang	40	President, Chief Executive Officer, and Chairman of the Board
Pei Xu	40	Chief Financial Officer, Secretary, and Director
John C. General	60	Independent director
Kevin Dean Vassily	56	Independent director
Dan Li	46	Independent director

Information Regarding the Company’s Directors and Nominees

Weiguang Yang is the founder of Zhongchao Inc. and Zhongchao Shanghai. He has served as our general manager Zhongchao Shanghai since August 2012. Since January 2021, Mr. Yang has served as the co-chief executive officer and director of TradeUp Acquisition Corp. (NASDAQ: UPTD), a special purpose acquisition corporation. From June 2013 to June 2016, Mr. Yang served as the first Chinese board member on the Global Alliance for Medical Education (GAME), a non-for-profit organization dedicated to the advancement of innovation in medical education throughout the world. From October 2015 to July 2012, Mr. Yang was the general manager at Medwork, a continuing medical education company. Mr. Yang obtained a bachelor degree in Clinical Medicine Science (traumatic surgery) from Gannan Medical University in 2005. Mr. Yang attended the master course of Social Medicine and Health Management as continuing education from 2006 to 2008 in Capital Medical University of China. From 2010 to 2012, Mr. Yang took part in the master course of Integrated Marketing Communication in Tsinghua University.

Pei Xu is the CFO of Zhongchao Inc. and Zhongchao Shanghai. She has been serving as our CFO of Zhongchao Shanghai since January 2016. From September 2013 to January 2016, Ms. Xu served as the financial director of Zhongchao Shanghai. From September 2008 to August 2013, Ms. Xu worked for Otsuka (China) Investment Co., Ltd. as a financial director. Ms. Xu holds a bachelor degree in finance from Jiangxi University of Finance and Economics.

John C. General is an independent director of the Company. Mr. General serves as a Senior Manager of Global Revenue Assurance for Avaya, responsible for the appropriate recognition of revenue under current accounting standards, and review of transactions for audit purposes from April 2013 to present. He served as a manager of financial operations for Bed Bath & Beyond, Value Services Inc., responsible for the controllership and compliance reporting for the Company’s gift card business for all retail concepts from July 2010 to April 2013. He served as a director in the department of SOX Implementation for Virgin Mobile, responsible for ensuring SOX compliance from July 2004 to March 2009. From September 1986 to December 2003, he served in various positions at AT&T Corp., where he last served as a Financial Director responsible for revenue assurance and billing operations. He holds a license as a Certified Public Accountant, a certificate in Senior Executive Education from Columbia University, an MBA in Finance from Rutgers University, and bachelor’s degrees in both economics and accounting from Fairleigh Dickinson University.

Kevin Dean Vassily is an independent director of the Company. In January 2021, he was appointed Chief Financial Officer, and in March 2021, became a member of the board of directors of iPower Inc. (NASDAQ: IPW), a leading online hydroponic equipment retailer and supplier. Prior to joining iPower, from 2019 to January 2021, Mr. Vassily served as Vice President of Market Development for Facteus, a financial analytics company focused on the Asset Management industry. From March 2019 through 2020, he served as an advisor at Woodseer, a financial technology firm providing global dividend forecasts. He serves as an advisor at Go Capture, responsible to provide strategic, business development, and product development advisory work for emerging “Data as a Service” platform from July 2018 to present. He also serves as an advisor at Prometheus Fund, responsible to provide strategic, due diligence, and opportunity sourcing for Shanghai based merchant bank/PE firm focused on the “green” economy from July 2018 to present. Mr. Vassily served as an associate director of research at Keybanc Capital Markets, responsible for the KeyBanc Data Insights initiative and co-managed the Technology Research vertical from January 2015 to June 2018. From December 2010 to December 2014, he served as the director of research at Pacific Epoch, responsible for a complete overhaul of product and a complete business model restart post acquisition focusing on a “data-first” offering. From May 2007 to December 2010, he served as Asia technology business development/senior analyst at Pacific Crest Securities, responsible for establishing firm’s presence and relevance covering Asia Technology. From June 2003 to September 2006, he served as senior research analyst in the semiconductor technology group at Susquehanna International Group, responsible for research in semiconductor and related technologies. From January 2001 to May 2003, he served as the vice president and senior research analyst for semiconductor capital equipment at Thomas Weisel Partners, responsible for publishing research and maintaining financial models on each of the companies under coverage. He holds a bachelor degree in liberal arts from Denison University and a master degree in business administration from the Tuck School of Business at Dartmouth College. Mr. Vassily is also an independent director for Denali Capital Acquisition Corp. (Nasdaq: DECA), a special purpose acquisition company listed on Nasdaq, an independent director nominee for Feutune Light Acquisition Corp., a special purpose acquisition company to be listed on Nasdaq, and an independent director nominee for Fortune Joy International Acquisition Corp., a special purpose acquisition company to be listed on Nasdaq.

Dan Li is an independent director of the Company. Ms. Li works as the research assistant in Beijing Friendship Hospital - China Capital Medical University, responsible for conducting research in tropical diseases and development of detection kit of pathogenic microorganism from June 2012 to present. She served as a manager of the medicine management department in EPS Corporation, responsible for managing the importation of medicines from Japan to China from October 2009 to November 2011. Ms. Li holds a bachelor degree in clinical medicine from the Medical School of North China University of Science and Technology, a master degree in hemorheology from the Medical School of Peking University, and a Ph.D. in biochemistry from the Medical School of Keio University.

 Vote Required and Board Recommendation

If a quorum is present, the affirmative vote of a simple majority of the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Meeting will be required to elect all of the Director Nominees.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL, THE ELECTION TO THE BOARD OF DIRECTORS OF ALL OF THE NOMINEES

PROPOSAL NO. 2

The Audit Committee has selected Marcum Bernstein & Pinchuk LLP to serve as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2022.

We are asking our shareholders to ratify the selection of Marcum Bernstein & Pinchuk LLP. as our independent registered public accounting firm. In the event our shareholders fail to ratify the appointment, the Audit Committee may reconsider this appointment.

We have been advised by Marcum Bernstein & Pinchuk LLP that neither the firm nor any of its associates had any relationship during the last fiscal year with our company other than the usual relationship that exists between independent registered public accountant firms and their clients.  Representatives of Marcum Bernstein & Pinchuk LLP are not expected to attend the Meeting in person and therefore are not expected to be available to respond to any questions.  As a result, representatives of Marcum Bernstein & Pinchuk LLP will not make a statement at the Meeting.

Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors, for the periods indicated.

	December 31, 2021	December 31, 2020
	USD’000	USD’000
Audit Fees	$240,000	$220,000
Audit Related Fees	30,000	-
Tax Fees	-	-
All Other Fees	-	-
Total Fees	$270,000	$220,000

“Audit-related fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under audit fees. These fees primarily include accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time.

“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.

“Other fees” include fees for services rendered by our independent registered public accounting firm with respect to government incentives and other matters.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent auditor including audit services, audit-related services, tax services and other services.

Policies and Procedures Relating to Approval of Services by Our Independent Registered Public Accountants

The Audit Committee is solely responsible for the approval in advance of all audit and permitted non-audit services to be provided by our independent registered public accounting firms (including the fees and other terms thereof), subject to the de minimus exceptions for non-audit services provided by Section 10A(i)(1)(B) of the Exchange Act, which services are subsequently approved by the Audit Committee prior to the completion of the audit. None of the fees listed above are for services rendered pursuant to such de minimus exceptions.

The Audit Committee of our Board of Directors has established its pre-approval policies and procedures, pursuant to which the Audit Committee approved the foregoing audit, tax and non-audit services provided by Marcum Bernstein & Pinchuk LLP in 2021. Consistent with the Audit Committee’s responsibility for engaging our independent auditors, all audit and permitted non-audit services require pre-approval by the Audit Committee. The full Audit Committee approves proposed services and fee estimates for these services. One or more independent directors serving on the Audit Committee may be delegated by the full Audit Committee to pre-approve any audit and non-audit services. Any such delegation shall be presented to the full Audit Committee at its next scheduled meeting. Pursuant to these procedures, the Audit Committee approved the foregoing audit services provided by Marcum Bernstein & Pinchuk LLP.

Vote Required

If a quorum is present, the affirmative vote of a simple majority of the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Meeting will be required to approve the executive compensation.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 2, THE APPOINTMENT OF MARCUM BERNSTEIN & PINCHUK LLP AS INDEPENDENT REGISTERED PUBLIC ACCOUNT AS DESCRIBED IN THIS PROPOSAL 2.

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors

June 14, 2022	/s/ Weiguang Yang
Weiguang Yang
Chairman of the Board of Directors